As filed with the Securities and Exchange Commission on December 14, 2005

Securities Act File No. 333-127305

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

☒	Registration Statement Under the Securities Act of 1933
☐	Pre-effective Amendment No.
☒	Post-effective Amendment No. 1

☐	Registration Statement Under the Investment Company Act of 1940 Amendment No.

ABERDEEN AUSTRALIA EQUITY FUND, INC.

(Exact name of Registrant as Specified in Charter)

800 Scudders Mill Road

Plainsboro, New Jersey 08536

(Address of Principal Executive Offices)

1-866-839-5205

(Registrant’s telephone number, including Area Code)

Mr. Beverley Hendry

Aberdeen Asset Management Inc.

300 S.E. 2nd Street, Suite #820

Fort Lauderdale, Florida 33301

(Name and Address of Agent for Service)

Copies to:

Sander M. Bieber, Esq.

Dechert LLP

1775 I Street, N.W.

Washington, D.C. 20006

BANKGESELLSCHAFT BERLIN AG

Alexanderplatz 2-10178

Berlin, Germany

(Name and Address of Selling Stockholder)

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box  ☒

It is proposed that this filing will become effective (check appropriate box)

☐  when declared effective pursuant to Section 8(c)

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Unit*	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock ($.01 par value)	3,975,000	$11.96	$47,541,000	$5,596

*	Estimated pursuant to Rule 457(c) on the basis of market value per share on July 22, 2005. The price at which securities will be offered pursuant to this Registration Statement will be the then current market price of such shares on the American Stock Exchange, or on such other registered national securities exchanges, inter-dealer quotation systems, or alternative trading systems, through which such shares are traded, which may differ from the market value per share on July 22, 2005.

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PART C

Item 25. Financial Statements and Exhibits

1. Financial Statements

(i)	Financial Highlights†

(ii)	Portfolio of Investments as of October 31, 2004†

(iii)	Statement of Assets and Liabilities as of October 31, 2004†

(iv)	Statement of Operations for the fiscal year ended October 31, 2004†

(v)	Statement of Cash Flows for the fiscal year ended October 31, 2004†

(vi)	Statement of Changes in Net Assets for the fiscal year ended October 31, 2004 and for the fiscal year ended October 31, 2003†

(vii)	Notes to the Financial Statements for the fiscal year ended October 31, 2004†

(viii)	Report of Independent Registered Public Accounting Firm dated December 21, 2004†

(ix)	Portfolio of Investments (unaudited) as of April 30, 2005†

(x)	Statement of Assets and Liabilities (unaudited) as of April 30, 2005†

(xi)	Statement of Operations (unaudited) for the six months ended April 30, 2005†

(xii)	Statement of Changes in Net Assets for the six months ended April 30, 2005 (unaudited) and for the fiscal year ended October 31, 2004†

(xiii)	Notes to the Financial Statements for the six months ended April 30, 2005†

2. Exhibits:

(a)(1)	Articles of Incorporation filed September 30, 1985.†

(a)(2)	Change of Address of Resident Agent filed November 17, 1997.†

(a)(3)	Articles Supplementary dated as of August 16, 2000.[1]

(a)(4)	Articles of Amendment effective May 1, 2001.†

(a)(5)	Articles of Amendment filed June 27, 2003.[2]

(b)(1)	Bylaws as amended and restated as of June 8, 2004.†

(b)(2)	Bylaws as amended and restated as of December 4, 2005.†††

(c)	Not Applicable.

(d)(1)	Form of Share Certificate for Registrant’s Common Stock.††

(e)	Dividend Reinvestment and Cash Purchase Plan.††

(f)	Not applicable.

(g)(1)	Investment Management Agreement between the Registrant and Aberdeen Asset Management Asia Limited (the “Investment Manager”) dated as of March 8, 2004.†

(g)(2)	Investment Advisory Agreement among the Registrant, the Investment Manager and Aberdeen Asset Management Limited (the “Investment Adviser”) dated as of March 8, 2004.†

(h)	Form of Sales Agreement, dated as of , 2005, between Bankgesellschaft Berlin AG (the “Selling Stockholder”) and each Selling Broker.††

(i)	Not applicable.

(j)(1)	Custodian Contract between the Registrant and State Street Bank and Trust Company (“State Street”) dated as of November 25, 1985.††

(j)(2)	Amendment to Custodian Contract between Registrant and State Street dated December 4, 1998.[1]

(j)(3)	Second Amendment to Custodian Contract between Registrant and State Street dated as of July 8, 2005.††

(k)(1)	Administration Agreement between the Registrant and Aberdeen Asset Management Inc., dated as of September 30, 2004.†

(k)(2)	Investor Relations Services Agreement between the Registrant and EquitiLink USA, Inc., dated as of March 1, 2000.†

(k)(3)	Assignment and Assumption of Investor Relations Services Agreement between EquitiLink USA, Inc. and Aberdeen Asset Management Inc. dated as of January 1, 2002.†

(k)(4)	Stock Transfer Agency Agreement by and between the Registrant and The Bank of New York dated as of July 19, 2004.†

(k)(5)	Amendment to Stock Transfer Agency Agreement between the Registrant and The Bank of New York dated November 10, 2004.†

(k)(6)	Sub-administration Agreement between Aberdeen Asset Management Inc. and Princeton Administrators, L.P. dated as of September 30, 2004.†

(k)(7)	Form of Cross-Indemnity Agreement, dated as of , 2005, between the Registrant and the Selling Stockholder.††

(k)(8)	Form of Indemnification Agreement, dated as of , 2005, between the Registrant and each Selling Broker.††

(l)(1)	Opinion and Consent of Dechert LLP.†††

(l)(2)	Opinion and Consent of Venable LLP, Maryland counsel.†††

(m)(1)	Form ADV, Non-Resident Investment Adviser Execution Page for Registrant’s Investment Adviser.[3]

(m)(2)	Form ADV, Non-Resident Investment Adviser Execution Page for Registrant’s Investment Manager.[4]

(n)	Consent of PricewaterhouseCoopers LLP, Independent Accountants.††††

(o)	Not applicable.

(p)	Not applicable.

(q)	Not applicable.

(r)(1)	Code of Ethics for Registrant.††

(r)(2)	Code of Ethics for Investment Manager and Investment Adviser.††

(s)	Powers of Attorney.†

(s)(1)	Powers of Attorney.

†	Previously filed as an exhibit to the Registrant’s registration statement filed on Form N-2 with the SEC via EDGAR on August 8, 2005 and incorporated herein by reference.
††	Previously filed as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s registration statement filed on Form N-2 with the SEC via EDGAR on November 29, 2005 and incorporated herein by reference.
†††	Previously filed as an exhibit to Pre-Effective Amendment No. 2 to the Registrant’s registration statement filed on Form N-2 with the SEC on EDGAR on December 5, 2005 and incorporated herein by reference.
††††	Previously filed as an exhibit to Pre-Effective Amendment No. 3 to the Registrant’s registration statement filed on Form N-2 with the SEC on EDGAR on December 8, 2005 and incorporated herein by reference.
[1]	Previously filed as an exhibit to Post-Effective Amendment No. 13 to the Registrant’s registration statement filed with the SEC via EDGAR on August 30, 2001 and incorporated herein by reference.
[2]	Previously filed as an exhibit to Post-Effective Amendment No. 15 to the Registrant’s registration statement filed with the SEC via EDGAR on August 8, 2003 and incorporated herein by reference.
[3]	Executed on March 7, 2005 and incorporated herein by reference.
[4]	Executed on February 16, 2005 and incorporated herein by reference.

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Exhibit Index

(s	)(1)	Powers of Attorney

C-9

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the District of Columbia on this 14th day of December, 2005.

ABERDEEN AUSTRALIA EQUITY FUND, INC.

*
Martin Gilbert
President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

* Nellville J. Miles	Chairman	December 14, 2005

* Martin Gilbert	President	December 14, 2005

* Christian Pittard	Treasurer, Assistant Secretary	December 14, 2005

* Anthony E. Aaronson	Director	December 14, 2005

* David Elsum	Director	December 14, 2005

Peter J. O’Connell	Director

* William J. Potter	Director	December 14, 2005

* Peter D. Sacks	Director	December 14, 2005

* Moritz Sell	Director	December 14, 2005

* John T. Sheehy	Director	December 14, 2005

* Hugh Young	Director	December 14, 2005

*By	/s/ WENDY FOX
Wendy Fox
as Attorney-in-Fact

C-10